Exhibit 99.3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,353,826	0.54	0.54

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Concórdia	Shares rental	11/03/2009	29,900	—	—
Share	Common	Concórdia	Shares rental	11/04/2009	1,100	—	—
Share	Common	Concórdia	Shares rental	11/09/2009	2,500	—	—
Share	Common	Concórdia	Shares rental	11/18/2009	8,400	—	—
Share	Common	Concórdia	Shares rental	11/19/2009	14,500	—	—
Share	Common	Concórdia	Shares rental	11/23/2009	3,500	—	—
Share	Common	Concórdia	Shares rental	11/24/2009	3,000	—	—
Share	Common	Concórdia	Shares rental	11/25/2009	34,500	—	—
Share	Common	Concórdia	Shares rental	11/27/2009	27,400	—	—
Share	Common	Homebroker BB	Buy	11/16/2009	700	42.39	29,673

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,419,526	0.55	0.55

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	323	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	323	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On November 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	122,210,220	28.01	28.01

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Bradesco S/A CTVM	Buy	11/06/2009	90,000	42.18	3,794,790
Share	Common	Itaú Unibanco Holding S.A	Buy	11/09/2009	6,758	42.99	290,526

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	122,306,978	28.04	28.04

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On November 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☒ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,010	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,010	0.00	0.00